Swift Rails, Inc. a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swift Rails, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2018 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
August 11, 2020

Vincenzo Mongio

Swift Rails, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)

	December 31, 2019		December 31, 2018	
Assets				
Current assets:				
Cash and Cash Equivalents	$	1,890	$	46,857
Total current assets	$	1,890	$	46,857
Property and equipment (at cost)	$	40,830	$	8,746
Accumulated depreciation	$	(613)	$	-
Property and equipment (net)	$	40,217	$	8,746
Patent	$	15,333	$	15,183
Total assets	**$**	**57,441**	**$**	**70,786**
Liabilities and Shareholders Equity				
Current liabilities:				
Miscellaneous accrued expenses	$	4,679	$	-
Total current liabilities	$	4,679	$	-
Total liabilities	**$**	**4,679**	**$**	**-**
Shareholders' equity:				
Common stock	$	13	$	-
Additional Paid In Capital	$	110,116	$	108,800
Accumulated Deficit	$	(57,368)	$	(38,014)
Total shareholders' equity	$	52,761	$	70,786
Total liabilities and shareholders' Equity	**$**	**57,441**	**$**	**70,786**

Swift Rails, Inc.
Consolidated Condensed Statements Of Operations
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	For the Year Ended December, 31	
	2019	2018
Revenue (has not commenced principal operations)	$ -	$ -
Operating cost and expenses		
Selling, General and Administrative	$ (10,436)	$ (10,225)
Research and Development	$ (8,304)	$ (4,386)
Depreciation and amortization	$ (613)	$ -
Total operating cost and expenses	$ (19,354)	$ (14,611)
Net loss from operations	**$ (19,354)**	**$ (14,611)**

Swift Rails, Inc.
Consolidated Condensed Statement of Cash Flows
For The Years Ended December 31, 2019 and 2018
(Unaudited)

	December 31, 2019	December 31, 2018
Cash Flows From Operating Activities		
Net loss from operations	$ (19,354)	$ (14,611)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 613	$ -
Changes in operating assets and liabilities:		
Accrued expenses	$ 4,679	$ -
Net Cash Used In Operating Activities	**$ (14,061)**	**$ (14,611)**
Cash Flows From Investing Activities		
Patent costs	$ (150)	$ (7,429)
Purchase of property, plant, equipment	$ (32,085)	$ (766)
Net Cash Used In Investing Activities	$ (32,235)	$ (8,195)
Cash Flows From Financing Activities		
Equity Issued at $.001 upon C-Corp formation	$ 1,329	$ -
Net Cash Provided By Financing Activities	$ 1,329	$ -
Net Decrease in Cash	$ (44,967)	$ (22,806)
Cash at Beginning of Period	$ 46,857	$ 69,663
Cash at End of Period	$ 1,890	$ 46,857

Swift Rails, Inc.
Statement of Changes in Shareholders' Equity
Years Ended December 31, 2019 and 2018

	Equity Issued at Par Value $.00001		Accumulated Paid In Capital		Accumulated Deficit		Total Shareholders' Equity	
12/31/2017[1]			$	108,800	$	(23,404)	$	85,396
Net operating loss					$	(14,611)	$	(14,611)
Equity Issue								
12/31/2018	$	-	$	108,800	$	(38,014)	$	70,786
Net operating loss					$	(19,354)	$	(19,354)
Equity Issue[2]	$	13.29	$	1,316			$	1,329
12/31/2019	$	13.29	$	110,116	$	(57,368)	$	52,761

Notes:

1) Investment into the preceding Swift Rails, LLC

2) Insider purchases of 1,329,000 shares upon the formation of the new C-Corp Swift Rails, Inc in November 2019 for $0.001/share vs. par value of $0.00001 / sha

Swift Rails, Inc.
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Organization and Nature of Activities

Swift Rails, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company intends to derive revenue from the design, construction and operation of its ultra-light rail personal rapid transit system. The Company is headquartered in Lancaster, NY.

The Company will conduct an equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 – Summary of Significant Accounting Policies Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the expense and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

The Company's intangible assets include both U.S. and international patent application costs. These patents have not yet been issued and therefore have not yet been amortized.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MARCS) over management's estimate of the asset's useful life, less any nominal amount deemed reasonably necessary to account for salvage value. The balance comprising Property and Equipment consists of costs to develop a prototype Swift Rails vehicle. Management has assessed the recoverability of costs as of each balance sheet date and believes that there is no impairment with respect to these balances.

Selling, General and Administrative

Selling, general and administrative expenses consist of travel, workshop rent, independent contractors involved in general corporate functions including accounting, tax, legal and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Note 3 – Stockholders' Equity

The Company has authorized 10,000,000 shares of common stock of which 1,329,000 shares of common stock were issued and are outstanding. Co-founders Kevin Neumaier and James Enright own 537,540 (40.45%) and 456,620 (34.36%) respectively. Initial investor Ellen Neumaier owns 161,840 (12.18%) shares.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Related Party Transactions

See Note 3. Additionally, in January 2020, a family member of a shareholder invested $70K in exchange for equity.

Note 6 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 11, 2020, the date these financial statements were available to be issued. No material events occurred other than the item in note 5.

Note 7 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

Concentration risk: products and services

We currently provide a single product offering. If we do not develop successful new products or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve our product offering both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 8 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not begun to generate revenue, has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.